Exhibit (a)(22)

PRESS RELEASE

ELKCORP ISSUES STATEMENT REGARDING
$43.50 BMCA TENDER OFFER

DALLAS, January 23, 2007 -- ElkCorp (NYSE:ELK), a leading manufacturer of roofing and building products, today confirmed that it has received notice that the affiliate of Building Materials Corporation of America (BMCA) that had previously commenced a cash tender offer to purchase all of ElkCorp’s outstanding shares for $42.00 per share has increased its tender offer price to $43.50 per share

The Special Committee and the Board of Directors of ElkCorp, consistent with their fiduciary duties and the Company’s obligations under its existing merger agreement with The Carlyle Group (Carlyle), will review the BMCA tender offer and make a recommendation to ElkCorp’s shareholders. The Board urges its shareholders not to take any action with respect to the BMCA offer until the Board makes its recommendation.

As previously announced, ElkCorp is party to a merger agreement with affiliates of The Carlyle Group, under which Carlyle commenced a tender offer on January 18, 2007 to acquire all of ElkCorp’s outstanding shares at a purchase price that, on January 22, 2007, was increased to $42.00 per share.

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About ElkCorp

ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com

CONTACTS:
Investors	Media
ElkCorp	Sard Verbinnen & Co.
Stephanie Elwood	Jim Barron
(972) 851-0472	(212) 687-8080
or

MacKenzie Partners Inc. Dan Burch or Bob Marese (212) 929 5405

Additional Information and Where to Find It. In connection with the Carlyle tender offer, ElkCorp has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by an affiliate of BMCA, ElkCorp expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials which will be filed by ElkCorp will be available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp’s participants in the solicitation is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in a proxy statement relating to the merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.